Results of October 7, 1999 shareholder meeting
(Unaudited)


An annual meeting of shareholders of the fund was held on
October 7, 1999. At the meeting, each of the nominees for
Trustees was elected, as follows:
                                             Votes
                    Votes for                     withheld
Jameson Adkins Baxter    3,485,988
49,100
Hans H. Estin            3,481,965
53,123
Paul L. Joskow           3,481,557
53,531
Lawrence J. Lasser       3,480,568
54,520
William F. Pounds        3,481,431
53,657

A proposal to ratify the selection of PricewaterhouseCoopers
LLP as the independent auditors of your fund was approved as follows: 3,495,020 votes for, and 13,184 votes against, with 26,884 abstentions and broker non-votes.

All tabulations are rounded to nearest whole number.